

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 20, 2021

Sean McClain
Absci Corp
18105 SE Mill Plain Blvd.
Vancouver, WA 98683

 Re: **Absci Corp**
 Amendment No. 3 to Form S-1
 Exhibit No. 10.12
 Filed July 19, 2021
 File No. 333-257553

Dear Mr. McClain:

 We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

 Sincerely,

 Division of Corporation Finance